Exhibit 99.1

ASX/News Release

AVITA Medical Limited

Proposed redomiciliation to the United States of America – Federal

Court of Australia orders convening of Scheme Meeting

Valencia, Calif., USA, and Melbourne, Australia, 11 May 2020: AVITA Medical Limited (Company) (ASX:AVH, NASDAQ:RCEL) is pleased to announce that the Federal Court of Australia (Court) has today approved orders to convene a meeting of the Company’s shareholders to consider and, if thought fit, approve the proposed scheme of arrangement (Scheme) under which AVITA Therapeutics, Inc. (Avita US), a newly-formed company incorporated in Delaware in the United States of America, will become the parent company of the Company and its subsidiaries (Avita Group) for the purposes of effecting a redomiciliation of the Avita Group from Australia to the United States of America.

Scheme Meeting

The Court has ordered that the Company convene a general meeting of the Company’s shareholders at 9.00am (AEST) on 15 June 2020 for the purpose of considering a resolution to approve the Scheme (Scheme Meeting). In light of the restrictions imposed by Australian governments in response to COVID-19, the Company has sought orders (and the Court has ordered) that the Scheme Meeting be conducted exclusively as a virtual meeting by way of a live webcast.

Details and instructions on how to participate in the Scheme Meeting and vote by way of live webcast will be contained in the scheme booklet to be issued in connection with the Scheme (Scheme Booklet) and in the “Scheme Meeting User Guide” that will be made available on the Company’s website (www.avitamedical.com) prior to the Scheme Meeting.

Shareholders who are unable to participate in the live webcast, or choose not to do so, can vote by way of proxy, attorney or corporate representative (as applicable).

Scheme Booklet

A further announcement attaching a full copy of the Scheme Booklet, as approved by the Court, will be released by the Company following registration of the Scheme Booklet by the Australian Securities and Investments Commission (ASIC). The Scheme Booklet includes the Notice of Scheme Meeting and an Independent Expert’s Report prepared by BDO Corporate Finance Limited.

The Scheme Booklet will be sent to the Company’s shareholders (in the form approved by the Court and registered with ASIC) by post or electronically (for those shareholders who have opted to receive notices electronically) on or about 14 May 2020.

The Scheme Booklet will set out details of the Scheme, including (but not limited to) the advantages, disadvantages and risks of the Scheme and information on the Scheme Meeting and on how to vote.

Recommendation of the Board

The Company’s board unanimously recommends that the Company’s shareholders vote in favour of the resolution to approve the Scheme at the Scheme Meeting. Each member of the Company’s board intends to vote all shares in the Company which they hold (or which are held on their behalf) in favour of that resolution.

Avita Medical Limited c/o Mertons Corporate Services Pty Ltd Level 7, 330 Collins Street, Melbourne Victoria 3000

Independent Expert’s conclusion

As noted above, the Scheme Booklet includes an Independent Expert’s Report prepared by BDO Corporate Finance Limited (Independent Expert). The Independent Expert has concluded that, in its opinion, the Scheme is in the best interests of the Company’s shareholders as a whole.

Indicative Timetable

Event	Indicative Date

Scheme Meeting (to be held by way of live webcast)	9.00am (AEST) on 15 June 2020

Second Court Hearing for approval of the Scheme	22 June 2020

Effective Date for the Scheme Last day of trading of the Company’s shares on the ASX	23 June 2020

Listing of Avita US on the ASX Trading of Avita US CDIs commences on the ASX on a deferred settlement basis	24 June 2020

Record Date (for determining the entitlement of shareholders of the Company to Avita US shares or Avita US CDIs)	7.00pm (AEST) on 25 June 2020

Last day of trading of the Company’s ADSs on NASDAQ Last day of trading of Avita US CDIs on the ASX on a deferred settlement basis	29 June 2020

Implementation Date Issue of Avita US shares or Avita US CDIs to eligible shareholders of the Company	29 June 2020

Listing of Avita US on NASDAQ Trading of Avita US Shares commences on NASDAQ	Promptly following the Implementation Date

Trading of Avita US CDIs commences on the ASX on a normal basis	30 June 2020

A more comprehensive indicative timetable of the dates of key events is provided in the Scheme Booklet.

The above dates are indicative only and are subject to change. The Scheme remains subject to satisfaction or, where applicable, waiver of the conditions precedent to the Scheme (as set out in the Scheme Implementation Agreement), including all necessary shareholder, Court and regulatory (including Foreign Investment Review Board) approvals.

Any changes to the above dates will be announced to the ASX and NASDAQ and via news release, and will also be notified on the Company’s website (www.avitamedical.com).

Avita Medical Limited c/o Mertons Corporate Services Pty Ltd Level 7, 330 Collins Street, Melbourne Victoria 3000

Authorised for release by the Chief Financial Officer of AVITA Medical Limited.

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ABOUT AVITA MEDICAL LIMITED

AVITA Medical is a regenerative medicine company with a technology platform positioned to address unmet medical needs in burns, chronic wounds, and aesthetics indications. AVITA Medical’s patented and proprietary collection and application technology provides innovative treatment solutions derived from the regenerative properties of a patient’s own skin. The medical devices work by preparing a REGENERATIVE EPIDERMAL SUSPENSION™ (RES™), an autologous suspension comprised of the patient’s skin cells necessary to regenerate natural healthy epidermis. This autologous suspension is then sprayed onto the areas of the patient requiring treatment.

AVITA Medical’s first U.S. product, the RECELL® System, was approved by the U.S. Food and Drug Administration (FDA) in September 2018. The RECELL System is indicated for use in the treatment of acute thermal burns in patients 18 years and older. The RECELL System is used to prepare Spray-On Skin™ Cells using a small amount of a patient’s own skin, providing a new way to treat severe burns, while significantly reducing the amount of donor skin required. The RECELL System is designed to be used at the point of care alone or in combination with autografts depending on the depth of the burn injury. Compelling data from randomized, controlled clinical trials conducted at major U.S. burn centers and real-world use in more than 8,000 patients globally, reinforce that the RECELL System is a significant advancement over the current standard of care for burn patients and offers benefits in clinical outcomes and cost savings. Healthcare professionals should read the INSTRUCTIONS FOR USE - RECELL® Autologous Cell Harvesting Device (https://recellsystem.com/) for a full description of indications for use and important safety information including contraindications, warnings and precautions.

In international markets, our products are marketed under the RECELL System brand to promote skin healing in a wide range of applications including burns, chronic wounds and aesthetics. The RECELL System is TGA-registered in Australia and received CE-mark approval in Europe.

To learn more, visit www.avitamedical.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This letter includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “intend,” “could,” “may,” “will,” “believe,” “estimate,” “look forward,” “forecast,” “goal,” “target,” “project,” “continue,” “outlook,” “guidance,” “future,” other words of similar meaning and the use of future dates. Forward-looking statements in this letter include, but are not limited to, statements concerning, among other things, our ongoing clinical trials and product development activities, regulatory approval of our products, the potential for future growth in our business, and our ability to achieve our key strategic, operational and financial goal. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Each forward- looking statement contained in this letter is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the timing of regulatory approvals of our products; physician acceptance, endorsement, and use of our products; failure to achieve the anticipated benefits from approval of our products; the effect of regulatory actions; product liability claims; risks associated with international operations and expansion; and other business effects, including the effects of industry, economic or political conditions outside of the company’s control. Investors should not place considerable reliance on the forward-looking statements contained in this letter. Investors are encouraged to read our publicly available filings for a discussion of these and other risks and uncertainties. The forward-looking statements in this letter speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.

Avita Medical Limited c/o Mertons Corporate Services Pty Ltd Level 7, 330 Collins Street, Melbourne Victoria 3000

FOR FURTHER INFORMATION:

U.S. Media

Sam Brown, Inc.

Christy Curran

Phone +1 615 414 8668

christycurran@sambrown.com

O.U.S Media

Monsoon Communications

Rudi Michelson

Phone +61 (0)3 9620 3333

Mobile +61 (0)411 402 737

rudim@monsoon.com.au

Investors:

Westwicke Partners

Caroline Corner

Phone +1 415 202 5678

caroline.corner@westwicke.com

AVITA Medical Ltd

David McIntyre

Chief Financial Officer

Phone +1 661 367 9178

dmcintyre@avitamedical.com

PR 20200511

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Avita Medical Limited c/o Mertons Corporate Services Pty Ltd Level 7, 330 Collins Street, Melbourne Victoria 3000